February 27, 2025

Ryan Polk
Chief Financial Officer
SideChannel, Inc.
146 Main Street, Suite 405
Worcester, MA 01608

       Re: SideChannel, Inc.
           Form 10-K for the Fiscal Year ended September 30, 2024
           Filed December 13, 2024
           File No. 000-28745
Dear Ryan Polk:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2024
Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting , page
62

1.     We note your statement that,    management was unable, without incurring
       unreasonable effort or expense to fully assess our internal control over financial
       reporting as of September 30, 2024.    We further note that you cite the
design of
       internal control over financial reporting for your company post-business combination has required and will continue to require significant time and resources from management and other personnel. However, in Note 1 on page 44, it appears that this business combination was completed in July 2022. In addition, please note that your officers have certified that they have provided disclosure to your auditors and audit committee based on your most recent evaluation of internal control over financial
       reporting. A Management   s Annual Report on Internal Control over
Financial
       Reporting is required to be filed pursuant to Item 308 of Regulation S-K. Please revise accordingly.
 February 27, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology